Exhibit 99.1

Focus Media Announces Change in Board of Directors

SHANGHAI, China, May 15, 2008 —Focus Media Holding Limited (Nasdaq: FMCN), China’s leading multi-platform digital media company today announced changes in its board members.

As was disclosed in our recently filed 20-F for 2007, SINA Corporation and Focus Media were involved in transactions exceeding 5% of SINA’s revenues in the year ended December 31, 2007, which under Nasdaq rules rendered Mr. Charles Chao no longer qualified as an independent director of Focus Media. He will remain on the board as a non-independent director of Focus Media. In addition, Mr. David Feng Yu, a non-independent director and founder of Target Media, has resigned from the Board. As Nasdaq requires that independent directors must comprise the majority of the company’s board of directors, Focus Media has appointed Mr. Ying Wu as an independent director to its board of directors.  Mr. Ying Wu was a founder of UTStarcom and has many years of experience in managing large organizations and investments in the media and telecommunications industry.

“We are very pleased to add Mr. Wu to our board of directors as he brings unique experiences in management and knowledge of the Chinese media and telecommunications industry,” said Jason Jiang, Executive Chairman of Focus Media. “At the same time, we would like to express our great appreciation for Mr. Yu’s contribution to Focus Media during his term of service.”

In conjunction with Mr. Chao’s transition from an independent to a non-independent director, certain changes to the composition of the company’s committees are also being implemented. The audit committee will now consist of Prof. Qi Daqing (Chairman), Mr. Fumin Zhuo and Mr. Ying Wu.  Prof. Qi is professor of accounting and associated dean of the Cheong Kong Graduate School of Business, and has extensive experience in providing executive training and consulting services in accounting and corporate finance to government departments and private companies, including the Ministry of Information Industries of the People’s Republic of China, the Shanghai Municipal Government, China Mobile, China Unicom, China Telecom, China Netcom, Nokia and Ericsson.. The compensation committee members will now consist of Mr. Fumin Zhuo (Chairman), Prof. Daqing Qi and Mr. David Zhang. The nomination committee will now consist of Mr. Neil Shen (Chairman), Mr. Fumin Zhuo and Mr. Daqing Qi.

About Focus Media Holding Limited

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading multi- platform digital media company, operating the largest out-of-home advertising network in China using audiovisual digital displays, based on the number of locations and number of flat-panel television displays in our network, and is also a leading provider of mobile handset advertising and Internet marketing solutions in China. Through Focus Media’s multi-platform digital advertising network, the company reaches urban consumers at strategic locations and point-of-interests over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor light-emitting diode or LED digital billboard, mobile handset advertising networks and Internet advertising platforms. As of December 31, 2007, Focus Media’s digital out-of-home advertising network had approximately 112,298 LCD display in its commercial location network, approximately 49,452 LCD displays in its in-store network and over 190,000 advertising in-elevator poster / digital frames, installed in over 90 cities throughout China, and approximately 200 outdoor LED billboard displays in Shanghai. For more information about Focus Media, please visit our website at ir.focusmedia.cn.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as Focus Media’s strategic and operational plans, contain forward-looking statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3, F-6 and 20-F. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor and Media Contact:
Jie Chen
Focus Media Holding Ltd
Tel: +86-21-3212-4661 ext 6607
Email: ir@focusmedia.cn